Exhibit 16(a)

                    MERDINGER, FRUCHTER, ROSEN & COMPANY, PC
                          CERTIFIED PUBLIC ACCOUNTANTS
                               888 SEVENTH AVENUE
                               NEW YORK, NY 10106

Securities  and  Exchange  Commission
450  5th  Street  NW
Washington,  DC  20549

Gentlemen:

We have read and do not agree with two of your representations in Item 4 of form 8-K of Imaging Technologies Corporation dated September 17, 2002.

Specifically, in paragraph 1 you indicate that "the Company and its auditors have mutually agreed " We never had any conversation in this regard and, in fact, do not agree with your commentary. Secondly, we are certain that the staff changes that we have made in our Los Angeles office would have had a very positive effect on the services to be provided to the Company.


MERDINGER,  FRUCHTER,  ROSEN  &  COMPANY,  P.C.

New  York,  NY
September  27,  2002